VIA EDGAR

December 6, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kairous Acquisition Corp. Limited Registration Statement on Form S-1, as amended File No. 333-259031

Ladies and Gentlemen:

Kairous Acquisition Corp. Limited (the “Company”) hereby respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on December 6, 2021, which requested that the above-referenced Registration Statement becomes effective on December 8, 2021 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter. The Company is no longer requesting that such Registration Statement be declared effective at this specific date and time and the Company hereby formally withdraws such request for acceleration.

Very truly yours,

By:	/s/ Joseph Moh Hon Lee
Joseph Moh Hon Lee
Chief Executive Officer